05037280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52285

RECEIVED FEB 25 2005 WASH. D.C. 213 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ledgewood Capital Management, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Milltown Road Suite 207
(No. and Street)

North Brunswick (City) New Jersey (State) 08902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Wofchuck (732) 937-4448
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert W. Taylor
(Name – *if individual, state last, first, middle name*)

160 Broadway-Room 800 Front (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Wofchuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ledgewood Capital Management, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHAEL G. SHERMAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 19, 2006

Notary Public

Robert L. Wofchuck
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

x (o) Computation of Aggregate Indebtedness,

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 24, 2005

Ledgewood Capital Management LLC
(A Limited Liability Company)
525 Milltown Road
North Brunswick, New Jersey 08902

Attention: Board of Managers

Gentlemen:

We have audited the accompanying Statement of Financial Condition as at December 31, 2004, of Ledgewood Capital Management LLC (A Limited Liability Company), and the related Statement of Income, Statement of Changes in Partners Equity and Statement of Cash Flow, for the year then ended. These Financial Statements are the responsibility of the Management. Our responsibility is to express an opinion on these Financial Statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about the Financial Statements, are free of material misstatements. Our audit also includes assessing the acounting principles used, and significant estimates made by Management, as well as evaluating the overall Financial Statement presentation. We beleive that our audit procedures provide a reasonable basis for our opinion.

In our opinion, these Financial Statements referred to above presents fairly, in all material respects, the financial position of Ledgewood Capital Management LLC (A Limited Liability Company) as at December 31, 2004, and the results of their operations, and their cash flow, for the year then ended, in conformity with generally accepted accounting principles.

Robert W Taylor

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2004

ASSETS			
CURRENT ASSETS:			
Cash in banks			$ 10,591.07
Due from clearance brokers			113,204.02
Total current assets			193,795.09
PROPERTY AND EQUIPEMENT:			
Furniture and equipment		$6,458.62	
Accumulated depreciation		5,677.00	
			781.62
Equipment		4,783.50	
Accumulated depreciation		4,268.00	
			515.50
Computer equipment		18,066.42	
Accumulated depreciation		18,066.42	
			-0-
Leasehold improvements		5,026.58	
Accumulated amortization		5,026.58	
			-0-
			1,297.12
OTHER ASSETS:			
Security deposit-rent		2,800.00	
Organization costs	$7,500.00		
Accumulated amortization	6,750.00		
		750.00	
			3,550.00
Total assets			$ 196,642.21
LIABILITIES AND MEMBERSHIP CAPITAL			
CURRENT LIABILITIES:			
Accounts payable			$ 2,402.17
Total current liabilities			2,402.17
MEMBERSHIP CAPITAL:			
Statement attached			196,240.04
Total Liabilities and Membership Capital			$ 196,642.21

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2004

NOTE 1:

The Statement of Financial Condition and all related Statements/ Schedules, are prepared in accordance with generally accepted accounting principles and are unconsolidated.

NOTE 2:

Cash in banks are subject to ready withdrawals and no restrictions exist on such amounts.

NOTE 3:

The clearnace brokers accounts are used for receipts and deliveries of all security transactions of the Membership, with an agreed charge for each transaction.

NOTE 4:

The accounts payable, are due for the current period ending December 31, 2004.

NOTE 5:

The Lease for the premises expires on April 30, 2007, with an annual rent of $16,800.00, payable monthly in advance at $1,400.00 per month, with a Deposit held of $2,800.00.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN PARTNERS EQUITY
FOR ONE YEAR ENDED DECEMBER 31, 2004

	TOTAL	ROBERT WOFCHUCK	JOSEPH WOFCHUCK
Balance at beginning of period, January 1, 2004	$180,772.54	$156,165.43	$24,607.11
Add:			
Net income for period ending December 31, 2004	15,467.50	15,158.15	309.35
Balance at end of period December 31, 2004	$196,240.04	$171,323.58	$24,916.46

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2004

INCOME:		
From commissions		$ 67,548.44
From interest		3,687.67
From mutual funds		20,679.69
From reimbursement of expenses		138,000.00
From rental income		8,800.00
		238,715.80
EXPENSES:		
Accounting and legal	$ 25,367.50	
Clearance charges	22,433.95	
Contributions	3,643.00	
Depreciation and amortization	11,385.21	
Entertainment	8,082.20	
Equipment rental	9,311.06	
General and miscellaneous	4,599.74	
Insurance	15,068.45	
Office	9,061.22	
Relocation expense	3,473.04	
Registration and assessments	12,919.00	
Rent	27,500.00	
Repairs and maintenance	2,454.81	
Salaries - clerical	35,069.96	
- processing expense	872.83	
Telephone	7,642.79	
Travel	20,686.21	
Taxes - employer payments	3,677.33	
		223,248.30
Net income for period		$ 15,467.50

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR ONE YEAR ENDED DECEMBER 31, 2004

INCOME:

From commissions		$ 67,548.44
From interest		3,687.67
From mutual funds		20,679.69
From reimbursement of expenses		138,000.00
From rental income		8,800.00
		238,715.80

EXPENSES:

Accounting and legal	$ 25,367.50	
Clearance charges	22,433.95	
Contributions	3,643.00	
Depreciation and amortization	11,385.21	
Entertainment	8,082.20	
Equipment rental	9,311.06	
General and miscellaneous	4,599.74	
Insurance	15,068.45	
Office	9,061.22	
Relocation expense	3,473.04	
Registration and assessments	12,919.00	
Rent	27,500.00	
Repairs and maintenance	2,454.81	
Salaries - clerical	35,069.96	
- processing expense	872.83	
Telephone	7,642.79	
Travel	20,686.21	
Taxes - employer payments	3,677.33	
		223,248.30
Net income for period		$ 15,467.50

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOW
FOR ONE YEAR ENDED DECEMBER 31, 2004

Cash balance at beginning of period:			
January 1, 2004			$19,391.89
Add:			
From operations:			
Net income as reported		$15,467.50	
Add:			
Depreciation and amortization		11,385.21	
		26,852.71	
From non-cash activity:			
Decrease in securities		52,601.80	
Decrease in security deposit held		4,217.06	
		83,671.57	
Less:			
Increase in due from clearance	$81,197.02		
Decrease in accounts payable	5,299.92		
Decrease in security deposit	5,829.81		
Adjustment for prepaid expenses-prior period	145.64		
		92,472.39	
			(8,800.82)
Cash balance at end of period:			
December 31, 2004			$10,591.07

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a5 OF THE SECURITIES AND EXCHANGE COMMISSION

Ledgewood Capital Management LLC
(A Limited Liability Company)
525 Milltown Road
North Brunswick, New Jersey 08902

Attention: Board of Managers

Gentlemen:

We have audited the Financial Statements of Ledgewood Capital Management LLC (A Limited Liability Company), as at December 31, 2004, and have issued our report thereon, dated February 24, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules 1, 11, 111, 1V, V, V1 and V11 is presented for the purpose of additional analysis and is not a required part of the basic Financial Statements, but is Supplementary Information required by Rule 17-a5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedurs applied in the audit of the Financial Statements, and in our opinion, is fairly stated in all material respects in relation to the Basic Financial Statements taken as a whole.

DATED: February 24, 2005

Robert W Taylor & Co

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17-a5 AS AT DECEMBER 31, 2004

SCHEDULE 1

COMPUTATION OF NET CAPITAL

FOCUS NUMBER		
1	Total ownership equity from Statement of Financial Condition	$196,240.04
3	Total ownership equity	$196,240.04
5	Total capital	$196,240.04
6	Deductions and/or charges:	
A	Total non-allowable assets	4,847.12
8	Net capital before haircut	191,392.92
9	Haircut on securities	-0-
10	Net capital	$191,392.92

SCHEDULE 11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum net capital requirement	$ 160.00
12	Minimum dollar net capital requirement	$ 50,000.00
13	Net capital requirement	$ 50,000.00
14	Excess net capital	$141,392.92
15	Excess net capital at 1000%	$191,152.72

SCHEDULE 111

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total aggregate indebtedness from Statement of Financial Condition	$ 2,402.20
19	Total aggregate indebtedness	$ 2,402.20
20	Percentage of aggregate indebtedness to net capital	.021

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

LEDGEWOOD CAPITAL MANAGEMENT LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17-a5 AS AT DECEMBER 31, 2004

SCHEDULE 1V

COMPUTATION OF RESERVE REQUIREMENT

The Respondent has no reserve requirement as all customer transactions are cleared through another broker-dealer, on a fully disclosed basis, and exemption is claimed under C (k) (2) (ii), and clearing Firm is Pershing LLC.

SCHEDULE V

INFORMATION FOR POSSESSION OR CONTROL - RULE 15-c-3-3

Not applicable as Respondent does not retain possession or control of customer's securities.

SCHEDULE V1

RECONCILIATION PURSUANT TO RULE 17a5 (d) (2)

Net capital per Audit Report	$196,240.04
Net capital per Focus Report	196,240.00
Difference	$ .04
Aggregate indebredness per Audit Report	$ 2,402.02
Aggregate indebtedness per Focus Report	2,402.00
Difference	$ .02

Note:
Difference of $.04 and $.02, respectively are deemed immaterial, and comes from rounding-off.

SCHEDULE V11

STATEMENT OF MATERIAL INADEQUACIES

The audit did not disclose any material inadequacies in the time of the audit.

ROBERT W. TAYLOR
CERTIFIED PUBLIC ACCOUNTANT

160 BROADWAY
NEW YORK, N.Y. 10038
(212) 233-0676-7

326 BLOOMFIELD STREET
HOBOKEN, N.J. 07030
(201) 963-9302

February 24, 2005

National Association of Securities
Dealers, Inc.
Regulation/Systems Support
9509 Key West Avenue - 3rd Floor
Rockville, MD 20850

Re: Ledgewood Capital Management LLC
(A Limited Liability Company)
SIPC Contribution
For Year Ending December 31, 2004

Gentlemen:

In regard to the above matter, and in keeping with requirements of SEC Rule 17-a5 (e) (4), please be advised that Ledgewood Capital Management LLC (A limited Liability Company), SEC File No. 8-52285, is a member of SIPC, and has complied with all report requirements.

Form SIPC-4, for the calander Year 2004, was filed on January 4, 2005, and $150.00 was paid, as required by Resolution of the SIPC Board of Directors on December 31, 1995.

In our opinion, the General Assessment was paid in accordance with applicable instructions and Forms of SIPC.

Robert W. Taylor & Co.